Exhibit 12.1

Southside Bancshares, Inc.

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the Six Months Ended	For the Years Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
EXCLUDING INTEREST ON DEPOSITS: Fixed Charges:
Interest expense (excluding interest on deposits)	$6,334	$9,692	$9,003	$9,789	$16,054	$19,984
Amortized capital expenses related to indebtedness	2	5	5	5	6	6
Estimated interest included within rental expense	69	111	79	75	67	71
Total fixed charges	$6,405	$9,808	$9,087	$9,869	$16,127	$20,061
Earnings:
Income from continuing operations before income taxes	$30,656	$51,276	$18,669	$46,287	$42,303	$50,885
Fixed charges	6,405	9,808	9,087	9,869	16,127	20,061
Net income attributable to noncontrolling interest	-	-	-	-	-	(1,358)
Total earnings	$37,061	$61,084	$27,756	$56,156	$58,430	$69,588
Ratio of Earnings to Fixed Charges (excluding deposit interest)	5.8	6.2	3.1	5.7	3.6	3.5

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest expense (including interest on deposits)	$13,105	$19,854	$16,956	$17,968	$26,895	$35,631
Amortized capital expenses related to indebtedness	2	5	5	5	6	6
Estimated interest included within rental expense	69	111	79	75	67	71
Total fixed charges	13,176	19,970	17,040	18,048	26,968	35,708
Earnings:
Income from continuing operations before income taxes	$30,656	$51,276	$18,669	$46,287	$42,303	$50,885
Fixed charges	13,176	19,970	17,040	18,048	26,968	35,708
Net income attributable to noncontrolling interest	-	-	-	-	-	(1,358)
Total earnings	$43,832	$71,246	$35,709	$64,335	$69,271	$85,235
Ratio of Earnings to Fixed Charges (including deposit interest)	3.3	3.6	2.1	3.6	2.6	2.4

For purposes of computing the foregoing ratios, earnings represent income from continuing operations income (loss) before applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), amortization of capitalized expenses related to indebtedness, and the proportion deemed representative of the interest factor of rent expense. Fixed charges, including interest on deposits, include all interest expense, amortization of capitalized expenses related to indebtedness, and the proportion deemed representative of the interest factor of rent expense.